

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

February 2, 2010

Mr. Thomas G. Granneman
Corporate Vice President and Controller
Ralcorp Holdings, Inc.
800 Market Street
St. Louis, Missouri 63101

Re: Ralcorp Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed November 30, 2009
Schedule 14A Filed December 1, 2009
Response Letter Dated January 19, 2010
File No. 1-12619

Dear Mr. Granneman:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated January 19, 2010 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2009

Financial Statements and Supplementary Data, page 29

Notes to Consolidated Financial Statements, page 35

Note 19 – Segment Information, page 57

1. We note your responses to comments three and four of our letter dated January 13, 2010. In reviewing the financial date submitted in connection with your responses, we note that your CODM receives discreet financial data with respect to Post and Ralston Foods. In this regard, we note that your submission on January 19, 2010 included financial summaries of Post and Ralcorp Holdings for applicable periods while your submission on January 21, 2010 contained much of the same information in graph format. Please explain to us whether you believe

that Cereals represents a single operating segment, or if Post and Ralston Foods represent separate operating segments that can be aggregated. If you believe that Cereals represents a single operating segment, explain how you have considered the definition of operating segments in ASC 280-10-50-1 and the graphical presentation of sales, cost of sales and gross profit provided for both Post and Ralcorp Holdings in your most recent CODM report. Alternatively, if you believe that Post and Ralston Foods represent separate operating segments that can be aggregated, explain to us how you have considered the aggregation criteria of ASC paragraph 280-10-50-11 and the quantitative threshold guidance of ASC paragraphs 280-10-50-12 through 280-10-50-19.

2.   Provide to us a copy of the operational and financial information provided to your board of directors with respect to Ralston Foods and Post as well as your other segments.

3.   Describe your organizational structure with respect to each of your businesses including Bremner, Carriage House, Nutcracker, Ralston Foods, Post, and Frozen Bakery. As part of your response, identify managers who report directly to Mr. Hunt and Mr. Skarie. In connection with this, please provide us with an organization chart.

4.   Describe for us the process through which Mr. Hunt and Mr. Skarie regularly review operating results with the managers who report directly to them. As part of your response, tell us if they receive supplemental information in addition to the data you provided to us on January 21, 2010 in connection with this review process. Provide us with example copies of any such reports.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact John Cannarella at (202) 551-3337 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3611 with any other questions.

                                                Sincerely,

Anne Nguyen Parker
Branch Chief